SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2008

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

        Button Group Produces Union Properties' Exhibition Stand for the
                    2008 Autosport International Trade Show

                       Wins Best Space Only Stand Award

LONDON, Jan. 14 /PRNewswire-FirstCall/ -- Button Group, a Futuremedia plc (Nasdaq: FMDA) company, today announced that it designed and created Union Properties' exhibition stand, which won the Best Space Only Stand award for the Autosport International trade show. Autosport International, the largest motorsport exhibition in the world, took place last weekend in Birmingham, UK. Button will continue to partner with Union Properties in the production of its exhibition stands throughout 2008, including MIPIM in Cannes and Cityscape Asia in Singapore later this year.

Union Properties, one of the United Arab Emirates' leading property investment developers, previously partnered with Button to receive exhibition support at four major international events in 2007, including: Autosport International in Birmingham, MIPIM in Cannes, Expo Real in Munich and MIPIM Asia in Hong Kong.

"We have developed a solid relationship with Button as an international partner that has created exceptional exhibition stands for Union Properties at various trade shows," said Michael Jackson, CMO of Union Properties. "Our stand at Autosport International Birmingham 2008 won the Best Space Only Stand award, an achievement by Button that is a reflection of its client understanding, teamwork and commitment to excellence. We share the same vision for the future of our collaboration internationally and we look forward to continued award-winning stand creations this year."

"We are extremely excited to build on our relationship with Union Properties, a leader in their industry, throughout 2008. Our affiliation with Union Properties is a key example of our strategy of expansion and growth in projects across the globe," stated George O'Leary, CEO of Futuremedia.

About Button Group plc

Button Group plc is a leading design, exhibition and events agency with clients that range among the telecommunications, finance, property, media and IT industries. Clients include NBC Universal, CBS Paramount, Union Properties, BlackBerry and Lend Lease. Button combines two and three dimensional designs to provide creative solutions in the production of innovative exhibition stands and planning events around the world. For more information, visit http://www.buttonplc.com.

Button Group plc, is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit http://www.futuremedia.co.uk.

About Union Properties

Union Properties PJSC (UP), one of the United Arab Emirates' leading property investment developers, started as Union Property Private Limited in 1987 and floated as a public limited company in 1993. With over 24 projects, the company has created a portfolio of iconic landmarks in commercial, residential and leisure developments, from high-rise towers to multi-use complexes, hotels and theme parks. Index, Limestone House, MotorCity, Green Community, UPTOWN Mirdiff, Net.community and The Tower are but some of the renowned UP developments. In 1987, UP net assets were worth USD 270,000 and in 2006 the company represented an annual turnover of more than USD 682 million, with net assets of more than USD 1.22 billion and projects under construction worth USD 3.55 billion. Celebrating '20 Years' of growth, innovation, motivation and attention to detail, UP's comprehensive range of services include Properties investment and development, project management, interior design and fit-out, property management, facilities management and MEP Contracting tailored to specific needs through its business associates and subsidiary companies. For more information, visit http://www.up.ae.

Jenna Focarino or Brian O'Keefe, both of Brainerd Communicators, Inc., +1-212-986-6667, for Futuremedia plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:   /s/ George O'Leary
      -----------------------------
      George O'Leary
      Chief Executive Officer

Date: January 14, 2008